Exhibit 99.1

PRESS RELEASE

Immatics Announces Four Upcoming Oral Presentations

Across Its Clinical Cell Therapy and Bispecific Portfolio
at 2026 ASCO Annual Meeting

Houston, Texas and Tuebingen, Germany, April 21, 2026 – Immatics N.V. (NASDAQ: IMTX, “Immatics” or the “Company”), the global leader in precision targeting of PRAME with multiple clinical-stage programs spanning cell therapies and bispecifics, today announced all submitted abstracts have been selected for oral presentations at the 2026 American Society of Clinical Oncology (ASCO) Annual Meeting, to be held from May 29-June 2, 2026, in Chicago, Illinois, USA.

The four oral presentations will include

•	Phase 1b clinical data on anzu-cel, the Company’s lead PRAME cell therapy, in advanced cutaneous and uveal melanoma with a focus on characterizing response dynamics

•	Updated Phase 1a dose-escalation and Phase 1b dose-expansion data for the second-generation (GEN2) PRAME cell therapy candidate, IMA203CD8, in gynecologic cancers at clinically relevant dose levels, which could support its development toward a tumor-agnostic approach

•	Updated Phase 1 data on PRAME cell therapies in synovial sarcoma, further demonstrating the potential to address diverse tumor types beyond melanoma and gynecologic cancers

•	Updated results for the MAGEA4/8 bispecific, IMA401, across multiple cancers, highlighting its potential as part of a combination approach with the Company’s PRAME bispecific, IMA402, aimed at synergistic activity and expanded patient reach

Together, these data underscore the continued advancement of Immatics’ PRAME franchise and its focus on developing novel immunotherapies for patients with solid tumors.

Full abstracts will be available on the ASCO website on May 21, 2026, at 5:00 pm ET.

Details on Oral Presentations

PRAME Cell Therapies: Anzu-cel (IMA203) and IMA203CD8 (GEN2)

Title: Patient-level clinical response dynamics in advanced melanoma with anzutresgene autoleucel (anzu-cel), a PRAME-directed T-cell receptor (TCR) T-cell therapy

Presenting author: Davar Diwakar, MD

Session: Oral Abstract Session - Melanoma/Skin Cancers

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Date / Time: June 1, 2026 / 8:00 – 11:00 am CDT

Abstract ID: 9508

Title: Phase 1a study results for IMA203CD8, a PRAME-directed T-cell receptor (TCR) T-cell therapy, in ovarian cancer

Presenting author: Antonia Busse, MD

Session: Rapid Oral Abstract Session – Gynecologic Cancer

Date / Time: May 30, 2026 / 8:00 – 9:30 am CDT

Abstract ID: 5509

Title: Phase 1 study results with PRAME-directed T-cell receptor (TCR) T-cell therapies in synovial sarcoma

Presenting author: Dejka M. Araujo, MD

Session: Rapid Oral Abstract Session - Sarcoma

Date / Time: May 31, 2026 / 4:30 – 6:00 pm CDT

Abstract ID: 11516

MAGEA4/8 Bispecific: IMA401

Title: First-in-human results with IMA401, a MAGEA4/8 targeted T-cell receptor-based bispecific T-cell engager (TCER), in recurrent or refractory solid tumors

Presenting author: Martin Wermke, MD

Session: Developmental Therapeutics – Immunotherapy

Date / Time: May 31, 2026 / 8:00 – 11:00 am CDT

Abstract ID: 2507

About Immatics

Immatics is committed to making a meaningful impact on the lives of patients with cancer. We are the global leader in precision targeting of PRAME, a target expressed in more than 50 cancers. Our cutting-edge science and robust clinical pipeline form the broadest PRAME franchise with the most PRAME indications and modalities, spanning TCR T-cell therapies and TCR bispecifics.

Immatics intends to use its website www.immatics.com as a means of disclosing material non-public information. For regular updates, you can also follow us on LinkedIn and Instagram.

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. For example, statements concerning timing of data read-outs for product candidates, the timing, outcome and design of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration-enabling), the timing and outcomes of

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IND, CTA or BLA filings, estimated market opportunities of product candidates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company undertakes no duty to update these forward-looking statements. All the scientific and clinical data presented within this press release are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification.

For more information, please contact:

Media

Trophic Communications

Phone: +49 151 74416179

immatics@trophic.eu

Immatics N.V.

Jordan Silverstein

Head of Strategy

Phone: +1 346 319-3325

InvestorRelations@immatics.com

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